

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

Commission file number: 001-14764

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CABLEVISION 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CABLEVISION SYSTEMS CORPORATION
1111 Stewart Avenue
Bethpage, New York 11714

CABLEVISION 401(k) SAVINGS PLAN

Table of Contents

* Schedules required for Form 5500, which are not applicable, have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Investment and Benefits Committee
Cablevision 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cablevision 401(k) Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

KPMG LLP

New York, New York
June 20, 2016

CABLEVISION 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:		
Investments, at fair value:		
Registered investment company mutual funds	$ 923,862,358	$ 975,091,123
Common collective trust funds	275,866,599	196,545,753
Cablevision Systems Corporation stock fund (includes cash equivalents of $1,102,445 and $655,853)	41,727,669	31,562,560
AMC Networks Inc. stock fund (includes cash equivalents of $467,616 and $263,253)	17,011,028	16,851,360
MSG Networks Inc. stock fund (includes cash equivalents of $97,931 and $284,087)	4,345,666	18,362,894
The Madison Square Garden Company stock fund (includes cash equivalents of $333,519 in 2015)	11,364,881	—
	1,274,178,201	1,238,413,690
Participant loans	60,688,602	56,301,125
Receivables:		
Employer contributions (Note 1(c))	25,460,616	30,055,135
Participant contributions	2,342,398	2,171,031
Other	322	519,753
	27,803,336	32,745,919
	1,362,670,139	1,327,460,734
Liabilities:		
Other liabilities	488	10,255
Excess employee contributions (Note 8)	9,428	567
	9,916	10,822
	1,362,660,223	1,327,449,912
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common collective trusts)	(500,346)	(1,499,671)
	$1,362,159,877	$1,325,950,241

See accompanying notes to financial statements.

CABLEVISION 401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributed to:		
Investment income:		
Net (depreciation) appreciation in fair value of investments	$(14,074,667)	$ 49,779,178
Interest and dividends from investments	28,757,828	29,376,540
Net investment gain	14,683,161	79,155,718
Interest from participant loans	2,381,425	2,129,684
Contributions:		
Employer (Note 1(c))	57,136,300	61,898,366
Participants	74,070,020	74,177,425
Rollovers (Note 1(d))	5,171,973	5,079,023
Total contributions	136,378,293	141,154,814
Total additions to net assets	153,442,879	222,440,216
Deductions from net assets attributed to:		
Benefits paid to participants	116,173,658	93,277,339
Administrative expenses	1,059,585	1,080,446
Total deductions from net assets	117,233,243	94,357,785
Net increase	36,209,636	128,082,431
Net assets available for benefits:		
Beginning of year	1,325,950,241	1,197,867,810
End of year	$1,362,159,877	$1,325,950,241

See accompanying notes to financial statements.

(1) Description of the Plan and Nature of Operations

The following description of the Cablevision 401(k) Savings Plan, (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a 401(k) defined contribution plan for the benefit of employees of CSC Holdings, LLC and subsidiaries (the "Company", a wholly-owned subsidiary of Cablevision Systems Corporation "Cablevision"), and affiliated companies (see Note 9), and is intended to constitute a multiple employer plan. The Plan was adopted effective January 1, 1993 and has since been amended and restated. The Plan generally covers full-time employees, however, certain groups of part-time employees can participate after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Investment assets of the Plan are maintained under a trust agreement with Fidelity Management Trust Company (the "Trustee") and the Plan's recordkeeping administrative services are provided by Fidelity Workplace Services LLC, collectively, "Fidelity". All investment and participant loan transactions are executed by Fidelity at the direction of and for the exclusive benefit of participants under the Plan.

(b) Participants' Accounts

Each participant's share of the Plan's assets is recorded in an account established for that participant. Each participant's account is credited with the participant's contribution, if any, and the participant's share of the Company's contribution, adjusted to reflect income, gains and losses realized and net appreciation or depreciation in the value of the Plan's assets. All contributions are invested based on participant direction. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants may elect to divide their contributions or initiate a transfer among the investment fund options in whole increments of 1%, subject to certain restrictions. An eligible participant may elect to suspend or resume his or her contributions, subject to the Plan's notice requirements. Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

(c) Contributions

Each year eligible employees may, at their option, contribute up to 50% of their eligible compensation on a pre-tax and/or Roth after-tax basis (as defined under the Plan) and up to 10% of their compensation on a regular after-tax basis into any of the available investment elections. Highly compensated employees may, at their option, contribute up to 25% of their eligible compensation on a pre-tax and/or Roth after-tax basis (as defined under the Plan) and up to 10% of their compensation on a regular after-tax basis. Effective January 1, 2014, applicable employees of the Company are eligible for an employer matching contribution equal to 100%

on the first 4% of their elective deferrals, for a maximum matching contribution of 4% of eligible compensation. Prior to January 1, 2014, for these applicable employees, the Plan provided that the Company make a matching contribution of 50% of the first 6% of a participant's eligible pay each payroll period. The Company continues to make a matching contribution of 50% of the first 6% of a participant's eligible pay each payroll period for certain employees. Employer match contributions begin with a participant's first contribution to the Plan. Employee pre-tax and Roth after-tax contributions cannot exceed $18,000 and $17,500 for the plan years ended December 31, 2015 and 2014, respectively. Annual employee and employer matching contributions allocated to a participant's account cannot exceed the lesser of (a) 100% of a participant's compensation for the plan year or (b) $53,000 and $52,000 for the plan years ended December 31, 2015 and 2014, respectively. Contributions are subject to certain other limitations. A participant who has made the maximum amount of permitted deferral contributions for a plan year, and who has attained or will attain age 50 during such plan year, may elect to make additional catch-up contributions. Catch-up contributions will be considered deferred contributions for all purposes under the Plan, except that catch-up contributions could not exceed $6,000 and $5,500 for the plan years ended December 31, 2015 and 2014, respectively.

All newly hired or rehired full-time employees are automatically enrolled in the Plan at a default pre-tax contribution rate of 6%, beginning with the first pay period 45 days after the employee's first day of employment (or rehire). These employees can elect to participate at a different rate or opt out of the Plan and their future contribution rates will be adjusted as soon as practicable although contributions already made to the Plan will not be refunded.

Effective January 1, 2014, applicable employees of the Company were eligible for a year-end employer discretionary contribution and a "true-up" matching contribution. The year-end employer discretionary contribution was provided to all eligible employees who were active on the last day of the Plan year and who completed 1,000 hours of service in such year, regardless of whether, or how much they contributed to the Plan. The "true-up" matching contribution allows a participant to receive the maximum company matching contribution eligible to him/her. To be eligible for the "true-up" contribution, a participant needs to be active on the last day of the Plan year. For the years ended December 31, 2015 and 2014, the Company made a discretionary contribution of $22,587,822 and $27,755,940, respectively, and a "true-up" contribution of $1,114,886 and $1,253,513, respectively, which are included in the "Employer contributions receivable" line within the Plan's statement of net assets available for benefits.

(d) Rollovers and Transfers

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. In addition, the Plan permits for direct transfers of participant accounts for employees in businesses that were acquired by the Company. Such transfers or rollovers to the Plan may only be made with the approval of the Plan administrator and do not affect any other contributions made by or on behalf of a participant. Rollovers into the Plan amounted to $5,171,973 and $5,079,023, for the years ended December 31, 2015 and 2014, respectively.

(e) Forfeited Accounts

Forfeitures are used primarily to reduce employer contributions, although the Plan does permit payment of Plan administrative expenses with available forfeited amounts. Forfeited amounts will be restored to a participant's account only if the participant is rehired prior to achieving a five-year break in service and repays the amount of his or her distribution received as a result of his or her separation from service. In 2015 and 2014, employer contributions were reduced by $1,658,471 and $1,542,193, respectively, from utilizing forfeited nonvested accounts. At December 31, 2015 and 2014, forfeited nonvested accounts totaled $469,562 and $149,325, respectively. The forfeiture balance at December 31, 2015 will be used to reduce future employer contributions or to pay for administrative expenses.

(f) Fund Vesting

Participants immediately vest in their contributions, plus actual earnings thereon. The Company's matching contributions become 100% vested upon the completion of three years of service (this includes the year-end employer discretionary contribution as well as the "true-up" matching contribution for all participants who meet the eligibility criteria for these contributions).

(g) Payment of Benefits

Upon retirement at normal retirement age, as defined, death, or termination of service, a participant's vested interest in the Plan becomes payable to the participant (or his or her assigned beneficiary in the case of death). A participant may elect to receive benefit payments in annual installments of up to 15 years, a lump-sum amount or as a direct rollover contribution to an Individual Retirement Account ("IRA") or an eligible retirement plan of all or part of the payment. Withdrawals prior to attaining retirement age are not permitted except in the event of retirement, disability or as a hardship distribution. Upon proof, to the satisfaction of the Plan administrator, and in compliance with the Internal Revenue Code ("IRC"), of an immediate and heavy financial need, amounts contributed may be withdrawn for hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to retirement age. If a hardship withdrawal is made, a participant will be suspended from making contributions to the Plan for six months.

(h) Participant Loans Receivable

Subject to approval by the Plan administrator, participants can have two loans outstanding at one time, a general purpose loan and a home purchase loan, or two general purpose loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 (reduced by the participant's highest outstanding loan balance during the preceding 12-month period), or (b) 50% of the vested portion in the participant's account. Such borrowings generally must be repaid (through payroll deductions) within five years (or ten years when it is for the purchase of a principal residence) and up to 25 years for pre-existing loans for the purchase of a principal residence, that transferred into the Plan effective with the merger of another plan in January 2001. The loans are secured by the balances in the participant's account. Loans issued by the Plan administrator bear interest at the Prime Rate plus 1% at the time the application for the loan is approved. Participant loans receivable as of

December 31, 2015 and 2014 bore interest at rates ranging from 4.25% to 10.5%, with maturity dates through 2034. Participant loans receivable at December 31, 2015 and 2014 amounted to $60,688,602 and $56,301,125, respectively, and represents unpaid principal balance plus any accrued but unpaid interest.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

(a) Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The Plan's investment assets are stated at fair value at the end of the Plan year. Shares of mutual funds, as well as Cablevision, The Madison Square Garden Company ("MSG"), MSG Networks, Inc. ("MSG Networks") and AMC Networks, Inc. ("AMC Networks") common stock, are traded on national securities exchanges and are valued at the last reported sales price on the last trading day of the Plan year. Certain of the Plan's common collective trust funds are valued at the net asset value of shares held by the Plan at year end while others are presented at fair value with the related adjustment amount from contract value disclosed in the Plan's statement of net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan's investment assets are not guaranteed as to principal or interest, and their values vary depending upon the performance of the underlying investments.

The Plan has a fully-benefit responsive common collective trust as an investment. This type of investment contract is required to be reported at fair value. However, contract value is the relevant measurement for fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Other Liabilities

This liability represents primarily amounts due for investment transactions recorded which were not settled and paid at the end of the Plan year.

(e) Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The Plan invests indirectly in investment contracts and security-backed contracts, such as Guaranteed Investment Contracts ("GICs"). There are several risks specific to investment contracts. One of the primary risks involved is credit risk of the contract issuer. Credit risk for security-backed contracts includes risks arising from the potential inability of the issuer to meet the terms of the contract wrapper and the potential default of the underlying fixed-income securities. Secondly, liquidity is limited because of the unique characteristics of investment contracts and the absence of an actively traded secondary market. Interest rate risk is also present because rates may be fixed with these products.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant fund elections. Additionally, the investments within each participant-directed fund elections are further diversified into various financial instruments, with the exception of the Cablevision stock fund, the MSG stock fund, the MSG Networks stock fund, and the AMC Networks stock fund that are each invested in the securities of a single issuer.

(g) Recent Issued But Not Yet Adopted Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification 820. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU No. 2015-07 will be effective for the Plan retrospectively for the year ended December 31, 2016 with early adoption permitted. The Plan is currently evaluating the effect the adoption of ASU No. 2015-07 will have on its financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting- Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefits Plans (Topic 965), Part I: Fully Benefit-Responsive Investment Contracts, Part II: Plan Investment Disclosures, Part III: Measurement Date Practical Expedient. The standard amends three parts of plan accounting. The amendments in Part I removes the requirement to measure fully-benefit responsive investment contracts to be measured at fair value and now requires contracts to be measured, presented, and disclosed only at contract value. The amendments in Part II eliminates the requirement to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. Finally, the amendments in Part III provide a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. The amendments in Part I, II, and III of the ASU are effective for the Plan on January 1, 2016. Early adoption on one or more parts of the amendments are permitted. The Plan is currently evaluating the effect the adoption of ASU No. 2015-12 will have on its financial statements.

(h) Cablevision Merger with Altice

On September 16, 2015, Cablevision entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among Altice N.V. ("Altice"), Neptune Merger Sub Corp., a wholly-owned subsidiary of Altice ("Merger Sub"), and Cablevision. Pursuant to the Merger Agreement, Merger Sub will be merged with and into Cablevision (the "Merger"), with Cablevision surviving as a subsidiary of Altice.

In connection with the Merger, each outstanding share of the Cablevision NY Group Class A common stock, par value $0.01 per share ("CNYG Class A Shares"), and Cablevision NY Group Class B common stock, par value $0.01 per share ("CNYG Class B Shares", and together with the CNYG Class A Shares, the "Shares") (other than (i) Shares owned by Cablevision, Altice or any of their respective wholly-owned subsidiaries, in each case not held on behalf of third parties in a fiduciary capacity, and (ii) Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights) will be converted into the right to receive $34.90 in cash, without interest, less applicable tax withholdings. The merger is expected to close by the end of June 2016.

(3) Investments

The following is a description of the types of Plan investments:

(a) Registered Investment Company Mutual Funds

The Plan's investments in registered investment company mutual funds represent the Plan's participation in certain mutual funds whose value is determined by the performance of the underlying investments held by the fund. The Plan's investments in these funds are not guaranteed as to principal or interest, and their values vary with the performance of the funds.

(b) Cablevision Stock Fund

The Plan maintains an investment in the Cablevision Stock Fund which consists primarily of investments in Cablevision NY Group ("CNYG") Class A common stock. A participant's investment election for contributions to this fund is limited to 10% and participants are not permitted to transfer balances invested in other funds into this fund. The participants receive units of participation representing a percentage of the underlying assets, which consists of

CNYG stock, Fidelity Institutional Cash Portfolio Money Market Class I Fund shares, and dividends and interest receivable, if any.

The Cablevision Stock Fund held 1,273,518 and 1,497,418 shares of CNYG Class A common stock valued at a quoted market value of $40,625,224 and $30,906,707, at December 31, 2015 and 2014, respectively.

At December 31, 2015, the Cablevision Stock Fund also held 1,102,445 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $1,102,445, other receivables of $204 (included in the "Other receivables" line within the statement of net assets available for benefits), and liabilities of $245 (included in the "Other liabilities" line within the statement of net assets available for benefits).

At December 31, 2014, the Cablevision Stock Fund also held 655,853 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $655,853, other receivables of $1,800 (included in the "Other receivables" line within the statement of net assets available for benefits), and liabilities of $10,255 (included in the "Other liabilities" line within the statement of net assets available for benefits).

The amounts in the money market fund are invested in short-term money market instruments.

MSG Networks Stock Fund (formerly the Madison Square Garden Stock Fund)

Prior to September 11, 2015, MSG Networks was formerly known as The Madison Square Garden Company whereby the Plan had previously owned shares in. On September 11, 2015, MSG Networks' board of directors approved the distribution of all the outstanding common stock of MSG to MSG Networks shareholders, which occurred on September 30, 2015. In connection with the distribution, the previously held Madison Square Garden Company shares were renamed as MSG Networks shares.

Participants in the MSG Networks Stock Fund receive units of participation representing a percentage of the underlying assets which consist of MSG Networks stock, Fidelity Institutional Cash Portfolio Money Market Class I Fund shares, and interest receivable, if any. Plan participants may transfer all or any portion of their balance out of this fund and into the various funds offered by the Plan, but they may not direct any contributions or transfer any portion of their balance in the other funds offered by the Plan into this fund.

The MSG Networks Stock Fund held 204,218 shares of MSG Networks Class A and 240,218 shares of the Madison Square Garden Company Class A common stock valued at a quoted market value of $4,247,735 and $18,078,807, at December 31, 2015 and 2014, respectively.

At December 31, 2015, the MSG Networks Fund also held 97,931 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $97,931 and other receivables of $17 (included in the "Other receivables" line within the statement of net assets available for benefits) and liabilities of $33 (included in the "Other liabilities" line within the statement of net assets available for benefits).

At December 31, 2014, the MSG Networks Fund also held 284,087 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $284,087 and other receivables of $272,519 (included in the "Other receivables" line within the statement of net assets available for benefits).

As with the Cablevision Stock Fund, the amount in the money market fund is invested in short-term money market instruments.

(c) MSG Stock Fund

MSG, formerly named MSG Spinco, Inc., was as an indirect, wholly-owned subsidiary of MSG Networks, formerly known as The Madison Square Garden Company. As discussed above, on September 11, 2015, MSG Networks' board of directors approved the distribution of all the outstanding common stock of MSG to MSG Networks shareholders, which occurred on September 30, 2015. In connection with the distribution, the Plan received one share of MSG Class A stock for every three shares of MSG Networks Class A shares it owned. These shares were transferred into a newly created MSG Stock Fund.

Participants in the MSG Stock Fund receive units of participation representing a percentage of the underlying assets which consist of MSG stock, Fidelity Institutional Cash Portfolio Money Market Class I Fund shares, and interest receivable, if any. As with the MSG Networks Stock Fund, Plan participants may transfer all or any portion of their balance out of this fund and into the various funds offered by the Plan, but they may not direct any contributions or transfer any portion of their balance in the other funds offered by the Plan into this fund.

The MSG Stock Fund held 68,179 shares of MSG Class A common stock valued at a quoted market value of $11,031,362 at December 31, 2015.

At December 31, 2015, the MSG Fund also held 333,519 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $333,519 and other receivables of $14 (included in the "Other receivables" line within the statement of net assets available for benefits) and liabilities of $86 (included in the "Other liabilities" line within the statement of net assets available for benefits).

As with the Cablevision Stock Fund and MSG Networks Stock Fund, the amount in the money market fund is invested in short-term money market instruments.

(d) AMC Networks Stock Fund

The Plan maintains an investment in the AMC Networks Stock Fund which consists primarily of investments in AMC Networks Class A common stock. Participants receive units of participation representing a percentage of the underlying assets, which consist of AMC Networks stock, Fidelity Institutional Cash Portfolio Money Market Class I Fund shares, and interest receivable, if any. As with the MSG Networks Stock Fund and MSG Stock Fund, Plan participants may transfer all or any portion of their balance out of this fund and into the various funds offered by the Plan, but they may not direct any contributions or transfer any portion of their balance in the other funds offered by the Plan into this fund.

The AMC Networks Stock Fund held 221,524 and 260,124 shares of AMC Networks Class A common stock valued at a quoted market value of $16,543,412 and $16,588,107, at December 31, 2015 and 2014, respectively.

At December 31, 2015, the AMC Networks Stock Fund also held 467,616 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $467,616, and other receivables of $87 (included in the "Other receivables" line within the statement of net assets available for benefits) and liabilities of $124 (included in the "Other liabilities" line within the statement of net assets available for benefits).

At December 31, 2014, the AMC Networks Stock Fund also held 263,253 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $263,253, and other receivables of $245,434 (included in the "Other receivables" line within the statement of net assets available for benefits).

As with the Cablevision Stock Fund, MSG Networks Stock Fund and MSG Stock Fund, the amount in the money market fund is invested in short-term money market instruments.

(e) ***Common Collective Trust Funds***

At December 31, 2015, the common collective trust funds available for participant contribution allocations included the Plan's investments in the Wells Fargo Stable Value Fund E ("Stable Value"), the Victory Diversified Stock Fund (formerly the EB Diversified Stock Fund), a sub-fund of the KeyBank Multiple Investment Trust for Employee Benefit Trusts, and the Loomis Sayles Core Plus Fixed Income Trust Class D Fund. The value of these funds are not guaranteed.

The Stable Value Fund invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics to a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee ("wrapper") provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity.

Certain events may limit the ability of the Stable Value Fund to transact at contract value with the issuer of the GICs. Withdrawals prompted by the Plan or by the Company, such as withdrawals resulting from the sale of a division of the Company, a corporate layoff or the addition of Plan investment options, for example, may be paid at the contract's market value, which may be more or less than contract value. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan's ability to transact at contract value with participants, is probable.

The average annual yield on the underlying investments of the Stable Value fund was approximately 1.83% for the year ended December 31, 2015. The crediting interest rate to participants for the underlying investments in the Stable Value fund was 1.79% for the year ended

December 31, 2015. The yield credited to participants is net of annual fees of 0.23%. The crediting interest rate is calculated on a daily basis.

The average annual yield on the underlying investments of the Stable Value fund was approximately 1.40% for the year ended December 31, 2014. The crediting interest rate to participants for the underlying investments in the Stable Value fund was 1.64% for the year ended December 31, 2014. The yield credited to participants is net of annual fees of 0.20%. The crediting interest rate is calculated on a daily basis.

In October 2014, the Income Plus fund was replaced by the Stable Value fund. Participant amounts in the Income Plus fund were transferred to the Stable Value fund.

The common collective trusts discussed above are valued at the net asset value per unit as determined by the respective collective trust fund as of the valuation date, which approximates fair value.

The following individual investments represent 5% or more of net assets available for benefits as of December 31, 2015 and 2014:

	2015	2014
Vanguard Institutional Index Fund – Institutional Plus	$329,592,018	$321,917,108
Spartan International Index Fund – Fidelity Advantage Institutional Class	256,142,919	241,783,017
Vanguard Mid-Cap Index Fund – Institutional Plus	202,818,441	202,679,764
Wells Fargo Stable Value Fund E	101,384,865	107,753,991
Loomis Sayles Core Plus Fixed Income Trust Class D Fund	94,182,294	*
Victory Diversified Stock Fund	80,299,440	88,791,762
PIMCO Total Return Fund – Institutional Class	*	99,413,876

* Amount did not represent 5% or more of the Plan's net assets as of the period indicated.

During 2015 and 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

	2015	2014
Registered investment company mutual funds	$(28,291,588)	$32,533,539
Common collective trust funds	(5,320,332)	9,142,621
MSG Networks stock fund (formerly the Madison Square Garden Company stock fund)	(87,281)	4,421,733
MSG stock fund	78,756	—
Cablevision stock fund	16,636,970	4,984,054
AMC Networks stock fund	2,908,808	(1,302,769)
	$(14,074,667)	$49,779,178

(4) Fair Value Measurements

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

- Level I – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
- Level II – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.
- Level III – Assets or liabilities whose significant value drivers are unobservable.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes in the Plan's valuation methodologies at December 31, 2015 and 2014 and there were no transfers between any of the levels for the years ended December 31, 2015 and 2014.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value on a recurring basis as of December 31, 2015:

CABLEVISION 401(k) SAVINGS PLAN
Notes to Financial Statements (Cont'd)
December 31, 2015 and 2014

	Level I	Level II	Level III	Total
Common collective trust funds:				
Fixed income securities	$ —	$195,567,159	$ —	$ 195,567,159
Equity securities	—	80,299,440	—	80,299,440
Registered investment company mutual funds:				
S&P Index Equity Funds	329,592,018	—	—	329,592,018
Mid-Cap Equity Funds	243,344,776	—	—	243,344,776
Small-Cap Equity Funds	41,196,845	—	—	41,196,845
International Equity	279,100,269	—	—	279,100,269
Fixed income Funds	30,628,450	—	—	30,628,450
Cablevision Stock Fund:				
CNYG Class A Common Stock	40,625,224	—	—	40,625,224
Money market funds	1,102,445	—	—	1,102,445
MSG Networks Stock Fund (formerly the Madison Square Garden Company Stock Fund):				
MSG Networks Class A Common Stock	4,247,735	—	—	4,247,735
Money market funds	97,931	—	—	97,931
MSG Stock Fund:				
MSG Class A Common Stock	11,031,362	—	—	11,031,362
Money market funds	333,519	—	—	333,519
AMC Networks Stock Fund:				
AMC Networks Class A Common Stock	16,543,412	—	—	16,543,412
Money market funds	467,616	—	—	467,616
Total investments measured at fair value	$998,311,602	$275,866,599	$ —	$1,274,178,201

CABLEVISION 401(k) SAVINGS PLAN
Notes to Financial Statements (Cont'd)
December 31, 2015 and 2014

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value on a recurring basis as of December 31, 2014:

	Level I	Level II	Level III	Total
Common collective trust funds:				
Fixed income securities	$ —	$107,753,991	$ —	$ 107,753,991
Equity securities	—	88,791,762	—	88,791,762
Registered investment company mutual funds:				
S&P Index Equity Funds	321,917,108	—	—	321,917,108
Mid-Cap Equity Funds	241,934,627	—	—	241,934,627
Small-Cap Equity Funds	46,673,314	—	—	46,673,314
International Equity	265,152,198	—	—	265,152,198
Fixed income Funds	99,413,876	—	—	99,413,876
Cablevision Stock Fund:				
CNYG Class A Common Stock	30,906,707	—	—	30,906,707
Money market funds	655,853	—	—	655,853
MSG Networks Stock Fund (formerly the Madison Square Garden Company Stock Fund):				
MSG Class A Common Stock	18,078,807	—	—	18,078,807
Money market funds	284,087	—	—	284,087
AMC Networks Stock Fund:				
AMC Networks Class A Common Stock	16,588,107	—	—	16,588,107
Money market funds	263,253	—	—	263,253
Total investments measured at fair value	$1,041,867,937	$196,545,753	$ —	$1,238,413,690

The Plan's investment in common collective trust funds are valued based upon the net asset value of units owned by the Plan. These funds are not traded on an active market, however, there are frequent transactions which corroborate the validity of the net asset value. The Plan's valuation methodology used to measure the fair values of mutual funds and common stock was derived from quoted market prices as substantially all of these instruments have active markets. The Plan's money market funds at December 31, 2015 and 2014 are valued using quoted market prices.

(5) Party-in-Interest Transactions and Administrative Fees

Certain Plan investments are shares of common stock issued by Cablevision, the Company's parent. As the Company is the Plan sponsor, as defined by the Plan, transactions involving purchases and sales of Cablevision common stock represent party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Fidelity. As Fidelity is the trustee and recordkeeper of the Plan, transactions involving purchases and sales of Fidelity managed mutual funds represent party-in-interest transactions.

Administrative and investment management of the Plan are paid from the assets of the Plan. Participants are charged for a portion of the cost to administer the Plan including the recordkeeping, accounting, legal and trustee services and other administrative services, which are deducted automatically from the participant's account. Participants are also charged for certain transactions, such as the processing of a loan. These costs, as well as certain investment management fees paid from Plan assets in 2015 and 2014 amounted to $1,059,585 and $1,080,446, respectively. Certain other administrative and advisory fee expenses in 2015 and 2014 were paid by the Company.

Investment management expenses, which include expenses paid to an affiliate of the Trustee, may be paid from the investment funds. Those expenses are reflected in the net appreciation/depreciation of these investments.

(6) Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a favorable determination letter dated May 23, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. In the opinion of the Plan administrator, the Plan and its underlying trust are currently designed and are operating in compliance with the applicable provisions of the IRC.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(7) Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants become fully vested in their accounts and the assets of the Plan will be distributed to the participants in accordance with the provisions of the Plan and ERISA.

(8) Excess Employee Contributions

The Plan is subject to certain non-discrimination rules under ERISA and the IRC. For the Plan year ended December 31, 2015, the Plan failed certain non-discrimination tests under the IRC due to participants contributing more than the maximum limits allowed. In order to meet the requirements of the non-discrimination rules of the IRC, the Plan in March 2016 refunded these excess contributions (and related earnings) of $9,428 to the participants. The refund liability is included in the "Excess employee contributions" line within the December 31, 2015 statement of net assets available for benefits.

For the Plan year ended December 31, 2014, the Plan failed a certain non-discrimination test under the IRC due to a participant contributing more than the maximum limit allowed. In order to meet the requirements of the non-discrimination rules of the IRC, the Plan in February 2015 refunded this excess contribution (and related earnings) of $567 to the participant. The refund liability is included in the "Excess employee contributions" line within the December 31, 2014 statement of net assets available for benefits.

(9) Subsequent Events

In May 2016, the Plan was amended whereby the Lustgarten Foundation (an affiliated company) will withdraw as a participating employer in the Plan and the related accounts of current and former employees of the Lustgarten Foundation will be directly transferred to the MSG Holdings, L.P. 401(k) Savings Plan. It is expected that this withdrawal will be completed by the end of 2016.

The Plan evaluated all events that occurred after December 31, 2015 up through June 20, 2016, the date on which the Plan's financial statements were available to be issued and, other than the items discussed above, no additional subsequent events disclosures were identified.

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$1,362,159,877	$1,325,950,241
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	500,346	1,499,671
Net assets available for benefits per the Form 5500	$1,362,660,223	$1,327,449,912

The following is a reconciliation of the net investment gain per the financial statements for the years ended December 31, 2015 and 2014 to the Form 5500:

	2015	2014
Net investment gain per the financial statements	$14,683,161	$79,155,718
Interest from participant loans	2,381,425	2,129,684
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31	(1,499,671)	(182,033)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31	500,346	1,499,671
Total net investment gain per the Form 5500	$16,065,261	$82,603,040

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

CABLEVISION 401(k) SAVINGS PLAN
EIN 27-0726696
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Registered investment company mutual funds:			
	The Vanguard Group, Inc.	Vanguard Institutional Index Fund – Institutional Plus, 1,766,018 shares	**	$ 329,592,018
	The Vanguard Group, Inc.	Vanguard Mid-Cap Index Fund – Institutional Plus, 1,251,734 shares	**	202,818,441
	The Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund– Admiral Shares, 2,878,614 shares	**	30,628,450
	The Vanguard Group, Inc.	Vanguard Small-Cap Index Fund – Institutional Shares, 497,114 shares	**	26,371,888
	Hartford Funds Management Company, LLC	Hartford Mid-Cap HLS Fund Class IA, 1,203,991 shares	**	40,526,335
	Prudential Investments LLC	Prudential QMA Small Capitalization Value Class Z, 902,860 shares	**	14,824,957
*	Fidelity Management and Research Company	Spartan International Index Fund – Fidelity Advantage Institutional Class, 7,128,943 shares	**	256,142,919
	Massachusetts Financial Services Company	MFS Institutional International Equity Fund, 1,116,603 shares	**	22,957,350
				923,862,358
	Common collective trust funds:			
	Wells Fargo Bank, N.A. Collective Investment Fund	Wells Fargo Stable Value Fund E, 1,989,899 shares	**	101,384,865
	Loomis Sayles Trust Company, LLC Collective Trust for Employee Benefit Plans	Loomis Sayles Core Plus Fixed Income Trust Class D Fund, 7,289,651 shares	**	94,182,294
	Victory Capital Collective Investment Trust	Victory Diversified Stock Fund, 4,107,388 shares	**	80,299,440
				275,866,599
	Cablevision stock fund:			
*	Cablevision Systems Corporation	Cablevision NY Group Class A Common Stock, 1,273,518 shares	**	40,625,224
*	Fidelity Management and Research Company	Fidelity Institutional Cash Portfolio Money Market Fund Class I, 1,102,445 shares	**	1,102,445
				41,727,669
	AMC Networks Inc. stock fund:			
	AMC Networks Inc.	AMC Networks Inc. Class A Common Stock, 221,524 shares	**	16,543,412
*	Fidelity Management and Research Company	Fidelity Institutional Cash Portfolio Money Market Fund Class I, 467,616 shares	**	467,616
				17,011,028
	MSG Networks Inc. stock fund:			
	The MSG Networks Inc.	The Madison Square Garden Networks Company Class A Common Stock, 204,218 shares	**	4,247,735
*	Fidelity Management and Research Company	Fidelity Institutional Cash Portfolio Money Market Fund Class I, 97,931 shares	**	97,931
				4,345,666
	Madison Square Garden Company stock fund:			
	The Madison Square Garden Company.	The Madison Square Garden Company Class A Common Stock, 68,179 shares	**	11,031,362
*	Fidelity Management and Research Company	Fidelity Institutional Cash Portfolio Money Market Fund Class I, 333,519 shares	**	333,519
				11,364,881
		Total investments at fair value		$1,274,178,201
*	Plan Participants	Participant loans, 8,586 loans outstanding at varying amounts, maturing on various dates through 2034, at interest rates ranging from 4.25% to 10.5%	**	$ 60,688,602

* Represents a party-in-interest to the Plan.
** Historical cost is not required as all investments are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit No.

23	Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Cablevision Investment and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABLEVISION 401(k) SAVINGS PLAN



Date: June 20, 2016

By: Kevin F. Watson
Chairman of the Cablevision Investment and Benefits Committee

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Investment and Benefits Committee
Cablevision 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-134260 and No. 333-57924) on Form S-8 of Cablevision Systems Corporation of our report dated June 20, 2016, with respect to the statements of net assets available for benefits of Cablevision 401(k) Savings Plan (the Plan) as of December 31, 2015 and 2014, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, which report appears in the December 31, 2015 annual report for Form 11-K of the Plan.

KPMG LLP

New York, New York
June 20, 2016